Exhibit 99.1

ASX, Nasdaq and Media Release

November 26, 2024

Opthea’s Wet AMD Program to be Featured at FLORetina 2024

Melbourne, Australia, and Princeton, NJ, US, November 26, 2024 -- Opthea Limited (ASX/NASDAQ:OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that sozinibercept will be featured as part of an oral presentation at the annual FLORetina Congress being held on December 5-8, 2024 in Florence, Italy. FLORetina aims to provide cutting-edge insights on research and clinical development from world-leading experts in the field of medical retina, retinal surgery, and imaging.

Details are as follows:

Session: Retina Futura 1: Wet Age-Related Macular Degeneration (wAMD): Emerging Therapies and Clinical Updates

Date: Friday, December 6, 2024, 11:25 AM CET

Presentation: Beyond VEGF-A Inhibition: Will Blocking VEGF-C and VEGF-D Lead to Better Outcomes?

Presenter: Professor Adnan Tufail, MBBS, MD, FRCOphth

Program: https://floretina.com/floretinaicoormeeting2024/program

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited